Mail Stop 4561

February 29, 2008

Mr. Nicholas Csendes
President and Chief Executive Officer
Ansoft Corporation
225 West Station Square Drive, Suite 200
Pittsburgh, PA 15219

Re: **Ansoft Corporation**
Form 10-K for the Fiscal Year Ended April 30, 2007
Filed June 8, 2007
Form 10-Q for the Quarterly Period Ended January 31, 2008
Filed February 15, 2008
File No. 000-27874

Dear Mr. Csendes:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

General

1.   Please supplement your discussion, particularly in the Overview section, to provide insight into the material opportunities, challenges and risks, such as those presented by material events, trends or uncertainties, on which the company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350. For example, we note that your business has become reliant on international sales, particularly in Asia, and dependent upon the communications and semiconductor industries, which are becoming increasingly weak. Explain the company's business strategy and its expected impact on these trends. Please see Section III.B.3 of SEC Release No. 33-8350 for additional guidance.

Results of Operations, page 19

Year Ended April 30, 2007 compared with Year Ended April 30, 2006

2.   We note that your license revenues increased by approximately 14% and 15% in fiscal 2006 and 2007, respectively. We further note that you attribute these increases solely to "an improving economy" and that you use the same, single sentence to describe the changes in both years. Please confirm to us that these increases were solely related to an improving economy and that the related disclosures were appropriately limited to the single sentence for both years. As part of your response, tell us whether any actions taken by management had any impact on license sales over the past two years. If so, tell us why your disclosures do not describe such actions.

Controls and Procedures, page 44

3.   We note that you have not provided a conclusion regarding the effectiveness of your disclosure controls and procedures in your Form 10-K filing. However, the conclusion has been provided in your subsequent filings of Form 10-Q. As such, please confirm, if true, that your disclosure controls and procedures were effective as of April 30, 2007 to ensure that the information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and

principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 9

4.   We note your disclosure that you set base salaries for executive officers at levels "generally competitive to other publicly-held software companies of similar size." To the extent you engage in any benchmarking of total compensation, or any material element of compensation, please identify the benchmark, and if applicable, its components (including component companies). See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please add disclosure addressing how you target each element of compensation against the comparator companies. Specify how each element of compensation relates to the data you analyzed from the comparator companies and discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.

5.   We note your disclosure regarding the participation of your President and Chief Executive officer in the recommendation of the salary increases for all other Named Executive Officers. Please clarify whether or not Mr. Csendes makes recommendations to the Compensation Committee relating to benchmarking, measures, targets and similar items that affect his compensation and discuss the extent to which Mr. Csendes attends Compensation Committee meetings and his role in determining the total compensation of the other Named Executive Officers. See Item 402(b)(2)(xv) of Regulation S-K.

6.   We note your disclosure regarding Mr. Flynn's participation in a variable incentive plan. Please expand your disclosure to provide a materially complete description of Mr. Flynn's compensation arrangements. We also note that this arrangement does not appear to be filed as an exhibit to your Form 10-K filing as required by Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ending January 31, 2008

Controls and Procedures

7.   We note your statements that "there have been no significant changes in the Company's internal control over financial reporting." Item 308(c) of Regulation S-K requires disclosure of <u>any</u> change. Please disclose, if true, that there were no

changes in your internal control over financial reporting that has materially affected or is reasonably likely to reasonably affect, your internal control over financial reporting. Further, please confirm that in future filings, you will disclose any change that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We note similar disclosure in your Forms 10-Q for the quarterly periods endings July 31, 2007 and October 31, 2007.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to LaTonya Reynolds, Attorney, at (202) 551-3535 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief